Page 1 of 7 Pages
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 6)

                       THOMASTON MILLS INC.
                         (Name of Issuer)


                       Class B common stock
                  (Title of Class of Securities)


                             884569104
                          (CUSIP Number)



Check the following box if a fee is being paid with this statement.

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                 (Continued on following pages(s))




CUSIP NO.   884569104              13G

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NationsBank Corporation
    56-0906609
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)

                                                       (b)  X

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    North Carolina Corporation
             5  SOLE VOTING POWER

                70,024
 NUMBER OF   6  SHARED VOTING POWER
  SHARES
BENEFICIALL     0
 YOWNED BY
   EACH      7  SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH     2,750
             8  SHARED DISPOSITIVE POWER

                164,420
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    167,170
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.1
12  TYPE OF REPORTING PERSON *

    HC
               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.   884569104              13G

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    N.B. Holdings Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)

                                                       (b)  X

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    North Carolina Corporation
             5  SOLE VOTING POWER

                70,024
 NUMBER OF   6  SHARED VOTING POWER
  SHARES
BENEFICIALL     0
 YOWNED BY
   EACH      7  SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH     2,750
             8  SHARED DISPOSITIVE POWER

                164,420
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    167,170
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.1
12  TYPE OF REPORTING PERSON *

    HC
               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.   884569104              13G

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NationsBank of Georgia, N.A.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)

                                                       (b)  X

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. National Banking Association
             5  SOLE VOTING POWER

                70,024
 NUMBER OF   6  SHARED VOTING POWER
  SHARES
BENEFICIALL     0
 YOWNED BY
   EACH      7  SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH     2,750

             8  SHARED DISPOSITIVE POWER

                164,420
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    167,170
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.1
12  TYPE OF REPORTING PERSON *

    BK
               *SEE INSTRUCTION BEFORE FILLING OUT!
                           SCHEDULE 13G


Item 1(a) Name of Issuer:

     Thomaston Mills Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     115 E. Main St.
     P.O. Box 311
     Thomaston, Ga. 30286

Item 2(a) Name of Person(s) Filing:

     (a)  NationsBank Corporation
     (b)  N.B. Holdings Corporation
     (c)  NationsBank of Georgia, N.A.

Item 2(b) Address of Principal Business Office or, if none,
Residence:

     (a)  NationsBank Plaza, Charlotte, North Carolina  28255
     (b)  NationsBank Plaza, Charlotte, North Carolina  28255
     (c)  600 Peachtree Street, NE, 55th Floor, Atlanta, GA  30308

Item 2(c) Citizenship:

     (a)  North Carolina Corporation
     (b)  North Carolina Corporation
     (c)  U.S. National Banking Association

Item 2(d) Title of Class of Securities:

     Class B common stock

Item 2(e) CUSIP Number:

     884569104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) Broker or Dealer registered under Section 15 of the Act

     (b)  X  Bank as defined in Section 3(a)(6) of the Act

     (c)     Insurance Company as defined in Section
             3(a)(19) of the Act

     (d) Investment Company registered under Section 8 of the Investment
             Company Act

     (e)     Investment Advisor registered under Section
             203 of the
             Investment Advisors Act of 1940

     (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
             Security Act of
             1974 or Endowment Fund; see Sub-section
             240.13d-1(b)(1)(ii)(F)

     (g) X Parent Holding Company in accordance with Sub-section
             240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)  X  Group, in accordance with Sub-section 240.13d-
             1(b)(1)(ii)(H)

     The following entities are holding companies:
          NationsBank Corporation
          N.B. Holdings Corporation
     The following entities are banks:
          NationsBank of Georgia, N.A.
     The following entities are registered investment advisors:

Item 4    Ownership:

     With respect to the beneficial ownership of the reporting entity as of
     12/31/94, see Items 5 through 11, inclusive, of the respective cover pages of this Schedule 13G applicable to such entity which are incorporated herein by reference.

Item 5    Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6    Ownership of More Than Five Percent on Behalf of Another
Person:

     The reported shares are held in various fiduciary accounts, and accordingly, dividends and the proceeds of such shares are payable to other persons, including such accounts, the beneficiaries or settlors thereof or a combination of such persons. In certain instances, other persons (including beneficiaries and settlors) may be deemed to have the power to direct receipt of dividends or the proceeds of the sale of shares reported herein. To the best of the undersigned's knowledge and belief, no one other person has such an economic interest relating to more than 5% of the class of reported shares.

Item 7    Identification and Classification of the Subsidiary
Which Acquired
          the Security Being Reported on By the Parent Holding
          Company:

     Pursuant to Rule 13d-1(b)(1)(ii)(G) of the Securities
     Exchange Act of 1934,
     NationsBank Corporation is filing this Schedule 13G as a parent holding company of the following:
     a. N.B. Holdings Corporation, which is a holding company of its subsidiaries,
               NationsBank of Georgia, N.A.
          classifiable under Item 3(b) as Banks as defined in
          Section 3(a)(6) of the
          Securities Exchange Act of 1934.

Item 8    Identification and Classification of Members of the
Group:

     Except for the relationships referred to in Item 7 hereof, the reporting entities do not affirm the existence of a group. This Form is filed on behalf of each of the entities listed in Item 2(a) hereof.

Item 9    Notice of Dissolution of Group:

     Not Applicable

Item 10   Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referenced to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              NATIONSBANK CORPORATION

                              N.B. HOLDINGS CORPORATION

                              NATIONSBANK OF GEORGIA, N.A.




Date:    February 10,     By:
             1995
                              Signature

                              Mary Jo Inglett/Compliance Officer

                              Name/Title

mji